

22003583

;ION

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# ANNUAL REPORTS
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
| --- |
| 8-46341 |

## FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/2021** AND ENDING **12/31/2021**

MM/DD/YY                                                MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **The Strategic Alliance Corporation**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer    ☐ Security-based swap dealer    ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

**132 North First Street**

(No. and Street)

**Albemarle**                    **NC**                    **28001**

(City)                          (State)                    (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

**Misty Thornburg**    **704/983-5959**           **mthornburg@uwharrie.com**

(Name)                 (Area Code – Telephone Number)    (Email Address)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

**Dixon Hughes Goodman LLP**

(Name – if individual, state last, first, and middle name)

**500 RIdgefield Ct**    **Asheville**    **NC**    **28806**

(Address)              (City)          (State)    (Zip Code)

*10/8/2003*                                    **57**

(Date of Registration with PCAOB)(if applicable)    (PCAOB Registration Number, if applicable)

| FOR OFFICIAL USE ONLY |
| --- |
|  |

\* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption.  See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

RMS

# OATH OR AFFIRMATION

I, Christy D. Stoner _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of The Strategic Alliance Corporation _____, as of 12/31 _____, 2021 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title:
CEO/President

Notary Public

MY COMMISSION EXPIRES 1-2-2023

**This filing** contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☑ (z) Other: ___SIPC 7 and Agreed Upon Procedures___

*To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

# THE STRATEGIC ALLIANCE CORPORATION

## FINANCIAL REPORT

## Years Ended December 31, 2021 and 2020

Table of Contents



# Report of Independent Registered Public Accounting Firm

To the Board of Directors
Uwharrie Capital Corp
Albemarle, NC

**Opinion on the Financial Statements**

We have audited the accompanying statement of financial condition of The Strategic Alliance Corporation (the "Company") as of December 31, 2021 and 2020, the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

**Basis for Opinion**

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.



**Supplemental Information**

The supplemental information contained in Schedules 1 and 2 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

*Dixon Hughes Goodman LLP*

We have served as the Company's auditor since 1996.

**Asheville, NC**
**February 28, 2022**

# THE STRATEGIC ALLIANCE CORPORATION
## STATEMENTS OF FINANCIAL CONDITION
### December 31, 2021 and 2020

|  | 2021 | 2020 |
|---|---|---|
| **ASSETS** |  |  |
| Cash and cash equivalents | $ 851,146 | $ 669,306 |
| Due from affiliates (Note C) | 41,338 | 14,686 |
| Cash surrender value of life insurance | 614,323 | 602,566 |
| Prepaid expenses | 30,145 | 38,797 |
| Furniture, equipment, and leasehold improvements, net of accumulated depreciation of $49,232 and $48,241, respectively | 2,889 | 3,880 |
| Total assets | $ 1,539,841 | $ 1,329,235 |
| **LIABILITIES** |  |  |
| Accounts payable and accrued liabilities | $ 256,850 | $ 205,086 |
| Due to affiliates (Note C) | 14,067 | 19,046 |
| Total liabilities | 270,917 | 224,132 |
| **STOCKHOLDER EQUITY** |  |  |
| Common stock, $1.00 par value: 10,000,000 shares authorized; 1,184,561 shares issued and outstanding | 1,184,561 | 1,184,561 |
| Additional paid-in capital | 945,439 | 945,439 |
| Accumulated deficit | (861,076) | (1,024,897) |
| Total stockholder equity | 1,268,924 | 1,105,103 |
| Total liabilities and stockholder equity | $ 1,539,841 | $ 1,329,235 |

See accompanying notes to the financial statements.

|  | 2021 | 2020 |
|---|---|---|
| **Revenues** | | |
| Revenue share income | $ 619,484 | $ 463,139 |
| Management fee income (Note C) | 126,531 | 136,744 |
| Total revenue | 746,015 | 599,883 |
| **Expenses** | | |
| Salaries and commissions | 140,509 | 104,803 |
| General and administrative | 410,613 | 371,387 |
| Total expenses | 551,122 | 476,190 |
| Operating income | 194,893 | 123,693 |
| **Other Revenues** | | |
| Interest income | 721 | 740 |
| Other | 11,757 | 11,985 |
| Total other revenue | 12,478 | 12,725 |
| Income before income tax | 207,371 | 136,418 |
| Income tax expense | 43,550 | 28,647 |
| **Net Income** | $ 163,821 | $ 107,771 |

See accompanying notes to the financial statements.

**THE STRATEGIC ALLIANCE CORPORATION**
**STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY**
**Years Ended December 31, 2021 and 2020**

| | Common Stock | | Additional Paid-in Capital | Accumulated Deficit | Total Stockholder's Equity |
|---|---|---|---|---|---|
| | Shares | Amount | | | |
| Balance, December 31, 2019 | 1,184,561 | $1,184,561 | $ 945,439 | $(1,132,668) | $ 997,332 |
| Net income | - | - | - | 107,771 | 107,771 |
| Balance, December 31, 2020 | 1,184,561 | $1,184,561 | $ 945,439 | $(1,024,897) | $ 1,105,103 |
| Net income | - | - | - | 163,821 | 163,821 |
| Balance, December 31, 2021 | 1,184,561 | $1,184,561 | $ 945,439 | $ (861,076) | $ 1,268,924 |

See accompanying notes to the financial statements.

**THE STRATEGIC ALLIANCE CORPORATION**
**STATEMENTS OF CASH FLOWS**
**Years Ended December 31, 2021 and 2020**

|  | 2021 | 2020 |
|---|---|---|
| **Cash flows from operating activities** | | |
| Net income | $ 163,821 | $ 107,771 |
| Adjustments to reconcile net income to net cash | | |
| provided by operating activities: | | |
| Depreciation and amortization | 991 | 1,096 |
| Increase in cash surrender value of life insurance | (11,757) | (11,985) |
| Change in assets and liabilities: | | |
| Increase in due from affiliates | (26,652) | (5,060) |
| Decrease in prepaid expenses | 8,652 | 6,425 |
| Increase in accrued expenses and | | |
| accounts payable | 51,764 | 31,716 |
| Increase (decrease) in due to affiliates | (4,979) | 2,124 |
| Net cash provided by operating activities | 181,840 | 132,087 |
| **Net increase in cash and cash equivalents** | 181,840 | 132,087 |
| **Cash and cash equivalents, beginning of period** | 669,306 | 537,219 |
| **Cash and cash equivalents, end of period** | $ 851,146 | $ 669,306 |

## NOTE A - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

### Nature of Business

The Strategic Alliance Corporation (the Company) is a North Carolina corporation formed on May 1, 1989 for the purpose of conducting business as a broker/dealer in securities. The Company is wholly owned by Uwharrie Bank. On June 24, 1993, the Company's application for broker/dealer status was granted by the Securities and Exchange Commission. The Company was granted broker/dealer status by the National Association of Securities' Dealers (NASD) on October 25, 1993. In 2007, NASD merged into the Financial Industry Regulatory Authority (FINRA), and the Company is now regulated by FINRA. The Company serves primarily individual and institutional customers throughout the State of North Carolina.

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that the Company will open a Special Account for the Exclusive Benefit of Customers in the event that the Company receives customer funds. The Company is considered a non-clearing firm because effective April 6, 2005, the Company began outsourcing substantially all of its brokerage services to Private Client Services (PCS), a broker-dealer registered with the Securities and Exchange Commission. The Company also enters into contracts with customers to provide investment banking services.

A summary of the Company's significant accounting policies follows:

### Revenue and Expense Recognition

The Company's revenue share income consists of a portion of the commissions received by customers pursuant to a third party brokerage agreement with PCS. Revenue share income and related expenses are recorded on a trade-date basis, as that is when the underlying financial instrument or purchaser is identified, pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Placement fees related to the Company's investment banking activities are recognized as revenue upon the successful closing of the transaction, as that is when the performance obligation is complete under the agreement and the revenue can be reasonably determined as consideration amounts are not known and not subject to significant reversal.

Under an agreement with affiliates, the Company earns a management fee that is based on time spent by the Company's staff on paperwork, customer contact, execution of trades for each of the affiliates, and shared expenses, and is billed and recognized as revenue monthly.

### Cash Equivalents

For purposes of the statement of financial condition, the Company defines cash equivalents as short-term, highly liquid debt instruments purchased with a maturity of three months or less. Cash equivalents are carried at cost which approximates fair value.

## NOTE A - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

### Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are stated at cost, net of accumulated depreciation. Depreciation is computed by the straight-line method over estimated useful lives of three to seven years.

### Income Taxes

The Company is a member of a group that files a consolidated tax return for federal income tax purposes. The Company files a separate unconsolidated tax return for state income tax purposes. The members of the consolidated group allocate payments to any member of the group for the income tax reduction resulting from the member's inclusion in the consolidated return, or the member makes payments for its allocated share of the consolidated income tax liability. This allocation approximates the increase or decrease in consolidated income taxes resulting from each member's taxable income or loss, computed at the effective tax rate of the consolidated group. The Company does not have any uncertain tax positions. The Corporation classifies interest and penalties related to income tax assessments, if any, in income tax expense in the statement of operations. Fiscal years ending after December 31, 2018 are subject to examination by federal and state tax authorities.

### Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### Risks and Uncertainties

The worldwide coronavirus disease 2019, or COVID-19, pandemic prompted necessary operational adjustments to aid in controlling the spread of the disease. While some of these measures were government-imposed, others were implemented by the Company in an effort to protect our associates and customers. Such adjustments included stay-at-home orders prompting transition to telework, quarantines, travel bans and business closures. These measures have had a significant impact on economic conditions though it is not possible to know the full extent of the damage to the U.S. and local economies. Certain impacts of the COVID-19 pandemic may continue to affect our business and results of operations in the future.

### Subsequent Events

The Company evaluated the effect subsequent events would have on the financial statements through February 28, 2022, which is the date the financial statements were available to be issued.

## NOTE B - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission (SEC) uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2021, the Company had net capital and minimum net capital requirements of $474,053 and $18,062, respectively. At December 31, 2020, the Company had net capital and minimum net capital requirements of $503,145 and $14,922, respectively. The Company's net capital ratio (ratio of aggregate indebtedness to net capital) was .57 to 1 and .44 to 1 at December 31, 2021 and December 31, 2020, respectively.

## NOTE C - TRANSACTIONS WITH AFFILIATES

The Company provides management and administrative support services to an insurance agency and a registered investment advisor affiliated through common ownership. The Company receives management fees in exchange for these services. Management fee income amounted to $126,531 and $136,744 for the years ended December 31, 2021 and 2020, respectively. As of December 31, 2021 and 2020, amounts due the Company for such services were $8,209 and $14,686, respectively. As of December 31, 2021 the Company is also due $33,129 for its allocation of income tax reduction as a result of the Company's inclusion in the consolidated tax return.

The Company also receives management and administrative support services from Uwharrie Bank, which wholly owns the Company, and from a registered investment advisor affiliated through common ownership. The Company paid $75,907 and $72,074 in 2021 and 2020, respectively, and is included in the caption "General and administrative" in the accompanying statements of operations. As of December 31, 2021 and 2020, amounts due to our affiliates related to services provided by our affiliates and our affiliates' share of revenue streams were $14,067 and $19,046, respectively.

## NOTE D - INCOME TAXES

The significant components of the provision for income taxes for the years ended December 31, 2021 and 2020 are summarized as follows:

|  | 2021 | 2020 |
|---|---|---|
|  | (dollars in thousands) | |
| Current tax expense: | | |
| Federal | $ 43,778 | $ 29,104 |
| State | - | - |
| Total | 43,778 | 29,104 |
| | | |
| Deferred tax benefit: | | |
| Federal | (203) | (429) |
| State | (25) | (28) |
| Total | (228) | (457) |
| Net income tax expense | $ 43,550 | $ 28,647 |

The difference between the provision for income taxes and the amounts computed by applying the statutory federal income tax rate of 21% to income before income taxes is summarized below:

|  | 2021 | 2020 |
|---|---|---|
|  | (dollars in thousands) | |
| Tax computed at the statutory federal rate | $ 43,548 | $ 28,648 |
| Increase (decrease) resulting from: | | |
| Officers life insurance | 4,102 | 2,097 |
| State income taxes, net of federal benefit | (20) | (22) |
| Other | (4,080) | (2,076) |
| Income tax expense | $ 43,550 | $ 28,647 |

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of deferred taxes at December 31, 2021 and 2020 are as follows:

|  | 2021 | 2020 |
|---|---|---|
|  | (dollars in thousands) | |
| Deferred tax assets relating to: | | |
| State NEL | $ 10,785 | $ 13,700 |
| Other | 833 | 833 |
| Valuation allowance | (10,785) | (13,700) |
| Total deferred tax assets | 833 | 833 |
| | | |
| Deferred tax liabilities relating to: | | |
| Premises and equipment | (663) | (891) |
| Total deferred tax liabilities | (663) | (891) |
| Net recorded deferred tax liability | $ 170 | $ (58) |

At December 31, 2021, the Company had a net deferred tax asset before any valuation allowance of $10,955 consisting of items noted in the table above. Management does not believe it is more likely than not that the full benefit of the deferred tax asset will be realized, accordingly, a valuation allowance of $10,785 has been established against such benefits.

At December 31, 2021, the Company had unexpired North Carolina net economic losses (NEL) totaling $546,089.

**SUPPLEMENTARY INFORMATION**

*THE STRATEGIC ALLIANCE CORPORATION*
*COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL UNDER RULE 15c3-1*
*Years Ended December 31, 2021 and 2020*

|  | 2021 | 2020 |
|---|---|---|
| **Aggregate indebtedness** | | |
| Items included in statement of financial condition | | |
| Accounts payable, accrued expenses and amounts due to affiliates | $ 270,917 | $ 223,823 |
| **Minimum required net capital** | $ 18,062 | $ 14,922 |
| **Net capital** | | |
| Stockholder's equity | $ 1,268,924 | $ 1,105,103 |
| Deductions: | | |
| Other receivables | 41,338 | 14,686 |
| Other assets | 748,915 | 581,663 |
| Furniture and equipment | 2,889 | 3,880 |
| Haircut on securities owned | 1,729 | 1,729 |
| Net capital | 474,053 | 503,145 |
| **Minimum required net capital (the greater of $5,000 or 2/3% of aggregate indebtedness)** | 18,062 | 14,922 |
| Capital in excess of minimum requirement | $ 455,991 | $ 488,223 |
| **Ratio of aggregate indebtedness to net capital** | .57 to 1 | .44 to 1 |

The above computations do not differ materially from the Company's computations, as shown in its FOCUS Reports Form X-17A5, Part II-A, dated December 31, 2021 and 2020.

**THE STRATEGIC ALLIANCE CORPORATION**
**ADDITIONAL NOTES**
**As of December 31, 2021**

**Computation for Determination of the Reserve Requirements under SEC Rule 15c3-3:**

The Company operates under the exemptive provisions of Paragraph (k)(2)(i) of SEC
Rule 15c3-3.

**Information Relating to Possession or Control Requirements under SEC Rule 15c3-3:**

The Company is subject to the exemptive requirements of SEC Rule 15c3-3 and did not maintain
possession or control of any customer funds or securities from inception through December 31,
2021.



February 28, 2022

The Strategic Alliance Corporation (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5 (d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): (2)(i).

2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

The Strategic Alliance Corporation

By my signature below, I affirm that, to my best knowledge and belief, this Exemption report is true and correct.

| /s/ Christy Stoner | 2/28/2022 |
|---|---|
| Christy Stoner President/CEO | Date |

| /s/ Misty Thornburg | 2/28/2022 |
|---|---|
| Misty Thornburg/Chief Compliance Officer | Date |



# Report of Independent Registered Public Accounting Firm

Board of Directors
Uwharrie Capital Corp
Albemarle, North Carolina

We have reviewed management's statements, included in the accompanying The Strategic Alliance Exemption Report, in which (1) The Strategic Alliance Corporation (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3 (k): (2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. the Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

*Dixon Hughes Goodman LLP*

**Asheville, NC**
**February 28, 2022**



# Report of Independent Registered Public Accounting Firm

**Board of Directors**
**Uwharrie Capital Corp**
**Albemarle, NC**

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2021. Management of The Strategic Alliance Corporation (Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and the associated findings are as follows:

1.  Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2.  Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2021, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2021, noting no differences;

3.  Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4.  Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and



5.	Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not, conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

*Dixon Hughes Goodman LLP*

**Asheville, NC**

**February 28, 2022**

## SECURITIES INVESTOR PROTECTION CORPORATION
Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001
### General Assessment Reconciliation

For the fiscal year ended 12/31/2021
(Read carefully the instructions in your Working Copy before completing this Form)

**SIPC-7**

(36-REV 12/18)

### TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

**WORKING COPY**

The Strategic Alliance Corporation
PO Box 1517
Albemarle, NC  28002

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Misty Thornburg 704/983-5959

2. A.  General Assessment (item 2e from page 2)      $379

   B.  Less payment made with SIPC-6 filed (**exclude interest**)      ( 179 )
07/22/2021
           Date Paid

   C.  Less prior overpayment applied      ( )

   D.  Assessment balance due or (overpayment)

   E.  Interest computed on late payment (see instruction E) for_____days at 20% per annum

   F.  Total assessment balance and interest due (or overpayment carried forward)      $200

   G.  **PAYMENT:**  √ the box
Check mailed to P.O. Box ☑ Funds Wired ☐ ACH ☐ $200
Total (**must be same as F above**)

   H.  Overpayment carried forward      $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

The Strategic Alliance Corporation
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 28 day of January , 20 22 .

SVP
(Title)

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 01/01/2021 and ending 12/31/2021

**Item No.**

|  | | Eliminate cents |
|---|---|---|
| 2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) | | $758,493 |

**2b. Additions:**

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. _____

(2) Net loss from principal transactions in securities in trading accounts. _____

(3) Net loss from principal transactions in commodities in trading accounts. _____

(4) Interest and dividend expense deducted in determining item 2a. _____

(5) Net loss from management of or participation in the underwriting or distribution of securities. _____

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. _____

(7) Net loss from securities in investment accounts. _____

Total additions _____

**2c. Deductions:**

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. **$356,646**

(2) Revenues from commodity transactions. _____

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. **$9,947**

(4) Reimbursements for postage in connection with proxy solicitation. _____

(5) Net gain from securities in investment accounts. _____

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. _____

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). _____

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): **$139,009**

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

Enter the greater of line (i) or (ii) _____

Total deductions **$505,602**

2d. SIPC Net Operating Revenues $**252,891**

2e. General Assessment @ .0015 $**379**

(to page 1, line 2.A.)

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